Exhibit 99.1

Golden Star Third Quarter 2016 Results Conference Call

TORONTO, Oct. 25, 2016 /CNW/ - Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) ("Golden Star" or the "Company") will be releasing its third quarter 2016 financial results after market close on November 2, 2016.  The Company will conduct a conference call and webcast to discuss these results on Thursday, November 3, 2016 at 10:00 am ET.

The quarterly results call can be accessed by telephone or by webcast as follows:
          Toll Free (North America): +1 888 390 0605
          Toronto Local and International: +1 416 764 8609
          Webcast: www.gsr.com

A recording of the call will be available until November 10, 2016 by dialing:
          Toll Free (North America): +1 888 390 0541
          Toronto Local and International: +1 416 764 8677
          Replay passcode: 329269#

The webcast will also be available after the call at www.gsr.com

Company Profile:

Golden Star is an established gold mining company that owns and operates the Wassa and Prestea mines situated on the prolific Ashanti Gold Belt in western Ghana, Africa. Listed on the NYSE MKT, the TSX, and the GSE, Golden Star is strategically focused on increasing operating margins and cash flow through the development of two high grade, low cost underground mines both in conjunction with existing open pit operations. The Wassa Underground commenced pre-commercial production in mid-2016 and the Prestea Underground is expected to commence production in mid-2017. Both projects are fully funded and on track to begin production as expected. Production in 2016 is expected to be between 180,000–205,000 ounces of gold with costs of US$815-US$925 per ounce.

SOURCE Golden Star Resources Ltd.

%CIK: 0000903571

For further information: For further information, please visit www.gsr.com or contact: Katharine Sutton, Director, Investor Relations and Corporate Affairs, +1 416 583 3800, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 06:55e 25-OCT-16